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                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549



                                 SCHEDULE 13D

                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (AMENDMENT NO. 3  )*

                                DATA RACE, INC.
--------------------------------------------------------------------------------
                               (Name of Issuer)

                           Common Stock, no par value
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                   237842109
--------------------------------------------------------------------------------
                                (CUSIP Number)

   John M. Liviakis, 2420 "K" St., #220, Sacramento, CA 95816, (916) 448-6084
--------------------------------------------------------------------------------
                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                               February 24, 1999
--------------------------------------------------------------------------------
           (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See s.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                         (continued on following pages)

                              (Page 1 of 12 Pages)

CUSIP No. 237842109             SCHEDULE 13D      Page 2  of  12  Pages
         ---------------                              ---     ---

  (1)     Names of Reporting Persons
          S.S. or I.R.S. Identification Nos. of Above Persons
              LIVIAKIS FINANCIAL COMMUNICATIONS, INC.   68-0311399
          ---------------------------------------------------------------------

  (2)     Check the Appropriate Box if a Member of a Group*         (a)   [   ]
                                                                    (b)   [ X ]

          ---------------------------------------------------------------------

  (3)     SEC Use Only

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS*
              OO, WC
          ---------------------------------------------------------------------

  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

          ---------------------------------------------------------------------

  (6)     Citizenship or Place of Organization
              CALIFORNIA
          ---------------------------------------------------------------------

                       (7)     Sole Voting Power
  Number of                       2,624,253
   Shares              --------------------------------------------------------
 Beneficially          (8)     Shared Voting Power
  Owned by                         --
    Each               --------------------------------------------------------
  Reporting            (9)     Sole Dispositive Power
 Person With                      2,624,253
                       --------------------------------------------------------
                       (10)    Shared Dispositive Power
                                  --
                       --------------------------------------------------------

 (11)     Aggregate Amount Beneficially Owned by Each Reporting Person
              2,624,253
          ---------------------------------------------------------------------

 (12)     Check Box if Aggregate Amount in Row (11) Excludes Certain
          Shares*                                                         [ X ]

          ---------------------------------------------------------------------

 (13)     Percent of Class Represented by Amount in Row (11)
              15.0%
          ---------------------------------------------------------------------

 (14)     Type of Reporting Person*
              CO
          ---------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP No.  237842109            SCHEDULE 13D            Page  3   of  12  Pages
         ---------------                                     ---      ---

  (1)     Names of Reporting Persons
          S.S. or I.R.S. Identification Nos. of Above Persons
               JOHN M. LIVIAKIS
          ---------------------------------------------------------------------

  (2)     Check the Appropriate Box if a Member of a Group*         (a)   [   ]
                                                                    (b)   [ X ]

          ---------------------------------------------------------------------

  (3)     SEC Use Only

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS*
               PF
          ---------------------------------------------------------------------

  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

          ---------------------------------------------------------------------

  (6)     Citizenship or Place of Organization
               UNITED STATES
          ---------------------------------------------------------------------

                       (7)     Sole Voting Power
  Number of                        61,400
   Shares              --------------------------------------------------------
 Beneficially          (8)     Shared Voting Power
  Owned by                         2,624,253
    Each               --------------------------------------------------------
  Reporting            (9)     Sole Dispositive Power
 Person With                       61,400
                       --------------------------------------------------------
                       (10)    Shared Dispositive Power
                                   2,624,253
                       --------------------------------------------------------

 (11)     Aggregate Amount Beneficially Owned by Each Reporting Person
               2,685,653
          ---------------------------------------------------------------------

 (12)     Check Box if Aggregate Amount in Row (11) Excludes Certain
          Shares*                                                         [ X ]

          ---------------------------------------------------------------------

 (13)     Percent of Class Represented by Amount in Row (11)
               15.3%
          ---------------------------------------------------------------------

 (14)     Type of Reporting Person*
               IN
          ---------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP No.  237842109            SCHEDULE 13D   Page     4    of    12     Pages
         ---------------------                       --------    --------

  (1)     Names of Reporting Persons
          S.S. or I.R.S. Identification Nos. of Above Persons
               RENEE A. LIVIAKIS
          ---------------------------------------------------------------------

  (2)     Check the Appropriate Box if a Member of a Group*         (a)   [   ]
                                                                    (b)   [ X ]

          ---------------------------------------------------------------------

  (3)     SEC Use Only

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS*

          ---------------------------------------------------------------------

  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

          ---------------------------------------------------------------------

  (6)     Citizenship or Place of Organization
               UNITED STATES
          ---------------------------------------------------------------------

                       (7)     Sole Voting Power
  Number of                           --
   Shares              --------------------------------------------------------
 Beneficially          (8)     Shared Voting Power
  Owned by                         2,624,253
    Each               --------------------------------------------------------
  Reporting            (9)     Sole Dispositive Power
 Person With                          --
                       --------------------------------------------------------
                       (10)    Shared Dispositive Power
                                   2,624,253
                       --------------------------------------------------------

 (11)     Aggregate Amount Beneficially Owned by Each Reporting Person
               2,624,253
          ---------------------------------------------------------------------

 (12)     Check Box if Aggregate Amount in Row (11) Excludes Certain
          Shares*                                                         [ X ]

          ---------------------------------------------------------------------

 (13)     Percent of Class Represented by Amount in Row (11)
               15.0%
          ---------------------------------------------------------------------

 (14)     Type of Reporting Person*
               IN
          ---------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP No.  237842109            SCHEDULE 13D   Page     5    of     12    Pages
         ---------------------                       --------    --------

  (1)     Names of Reporting Persons
          S.S. or I.R.S. Identification Nos. of Above Persons
               ROBERT B. PRAG
          ---------------------------------------------------------------------

  (2)     Check the Appropriate Box if a Member of a Group*         (a)   [   ]
                                                                    (b)   [ X ]

          ---------------------------------------------------------------------

  (3)     SEC Use Only

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS*
               OO
          ---------------------------------------------------------------------

  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

          ---------------------------------------------------------------------

  (6)     Citizenship or Place of Organization
               UNITED STATES
          ---------------------------------------------------------------------

                       (7)     Sole Voting Power
  Number of                          468,825
   Shares              --------------------------------------------------------
 Beneficially          (8)     Shared Voting Power
  Owned by                         2,624,253
    Each               --------------------------------------------------------
  Reporting            (9)     Sole Dispositive Power
 Person With                         468,825
                       --------------------------------------------------------
                       (10)    Shared Dispositive Power
                                   2,624,253
                       --------------------------------------------------------

 (11)     Aggregate Amount Beneficially Owned by Each Reporting Person
               3,093,078
          ---------------------------------------------------------------------

 (12)     Check Box if Aggregate Amount in Row (11) Excludes Certain
          Shares*                                                        [ X ]

          ---------------------------------------------------------------------

 (13)     Percent of Class Represented by Amount in Row (11)
               17.6%
          ---------------------------------------------------------------------

 (14)     Type of Reporting Person*
               IN
          ---------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

1.       SECURITY AND ISSUER.

         The title of the class of equity securities to which this Amended Statement relates is common stock, no par value (the "Common Stock"), issued by Data Race, Inc., a Texas corporation (the "Corporation"). The principal offices of the Corporation are located at 12400 Network Boulevard, San Antonio, Texas 78249.


2.       IDENTIFY AND BACKGROUND.

         This amended statement is filed by Liviakis Financial Communications, Inc., a California corporation ("LFC"), John M. Liviakis ("JML"), Renee A. Liviakis ("RAL") and Robert B. Prag ("RBP").

         LFC's principal business is as a consultant in the areas of financial and investor public relations and communications. LFC's principal business and principal office address is 2420 "K" Street, Suite 220, Sacramento, California 95816.

         LFC's President is JML, its Senior Vice President is RBP, and its Treasurer, Chief Financial Officer and Secretary is RAL. JML, RBP and RAL are the only executive officers of LFC. The activities associated with these positions constitute the principal occupation and employment of JML, RBP and RAL. JML, RBP and RAL are LFC's only directors, and JML and RAL are its sole stockholders. JML, RBP and RAL are citizens of the United States, and their business address is LFC's principal business address listed above.

         During the last five years, none of LFC, JML, RBP and RAL has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and during such period none of them has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, the result of which was to subject such person to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


3.       SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         This Amendment No. 3 to Schedule 13D is being filed to report (i) 2,135,364 shares of Common Stock held by LFC on February 24, 1999, (ii) 488,889 shares of Common Stock which under certain circumstances LFC would have the right to acquire within sixty days of February 24, 1999 through the exercise of stock purchase warrants, (iii) 61,400 shares of Common Stock held by JML on February 24, 1999, and (iv) 468,825 shares of Common Stock held by RBP on February 24, 1999

         1,406,475 and 468,825 shares of Common Stock were issued to LFC and RBP, respectively, by the Corporation pursuant to a Consulting Agreement dated effective as of

July 13, 1998 by and between the Corporation and LFC (the "Consulting Agreement"). Under the Consulting Agreement, LFC undertakes to perform certain investor communications, financial and investor public relations, and related services for the Corporation through March 15, 1999. A copy of the Consulting Agreement was filed with the original Schedule 13D as Exhibit "A". 200,000 shares of Common Stock were delivered by the Corporation to LFC on February 24, 1999 pursuant to an Amendment No. 1 to Consulting Agreement dated as of November 19, 1998 ("Amendment No. 1") but which was executed and delivered contemporaneously with the delivery of the shares. Amendment No. 1 extends the term of the Consulting Agreement through January 1, 2000. A copy of Amendment No. 1 is filed with this Amended Schedule 13D as Exhibit "E" hereto.

         From August 28, 1998 through September 1, 1998, LFC purchased 40,000 shares of Common Stock in the open market at an aggregate cost of $57,458. The source of funds for those purchases was LFC's working capital. On August 28, 1998, JML purchased 61,400 shares of Common Stock in the open market at an aggregate cost of $100,357. The source of funds for those purchases was JML's personal funds.

         On November 15, 1998, LFC entered into a Subscription Agreement (the "Subscription Agreement") with the Corporation under which LFC agreed to purchase a minimum of 488,889 units ("Units"), each consisting of one share of Common Stock and a warrant (a "Unit Warrant") expiring two years after issuance to purchase a share of Common Stock at an exercise price of $2.25 per share, at a price of $2.25 per Unit. The exercisability of the Unit Warrants is conditioned on the authorization of additional shares of Common Stock. LFC also agreed in the Subscription Agreement to purchase up to 488,889 additional Units in the event unrelated third parties failed to purchase such Units, but third parties have purchased at least 444,444 additional Units. On or about November 18, 1998, LFC purchased 488,889 Units from the Corporation. A copy of the Subscription Agreement is filed as Exhibit "D" to this Schedule 13D, as amended.


4.       PURPOSE OF TRANSACTION.

         An aggregate of 2,075,300 shares of Common Stock were issued to LFC and RBP pursuant to the Consulting Agreement in consideration for consulting services performed and to be performed by LFC for the Corporation. An aggregate of 590,289 shares of Common Stock and 488,889 Unit Warrants were purchased by LFC and JML for investment purposes.

         LFC, JML and RBP have acquired and intend to hold the shares of Common Stock so acquired for investment purposes. LFC, JML, RAL and RBP may acquire additional shares of Common Stock and other securities issued by the Corporation for investment purposes from time to time, although they do not have any present plans to do so.

         LFC, JML, RAL and RBP have no plans or proposals which relate to or would result in: any extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Corporation or any subsidiary of the Corporation; the sale or transfer of a material amount of assets of the Corporation or any of its subsidiaries; any change in the Corporation's present Board of Directors or management; any material change in the present capitalization or dividend policy of the Corporation; any material change in the Corporation's business or corporate structure; any changes in the Corporation's charter, bylaws, or instruments corresponding thereto or other actions which may impede the acquisition of control of the Corporation by any person; a class of securities of the Corporation being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; a class of equity securities of the Corporation becoming eligible for termination of registration pursuant to
Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or any similar action.


5.       INTEREST IN SECURITIES OF THE ISSUER.

         LFC has the sole power to direct the vote or disposition of the 2,135,364 shares of Common Stock owned by LFC and would expect to have the sole power to direct the vote or disposition of any of the 488,889 shares of Common Stock it might acquire through the exercise of the Unit Warrants. LFC would exercise its power to direct the vote or disposition of such securities through its officers and directors, JML, RBP and RAL.

         JML has the sole power to direct the vote or disposition of the 61,400 shares of Common Stock owned by JML. RAL has a community property interest in such shares.

         RBP has the sole power to direct the vote or disposition of the 468,825 shares of Common Stock owned by RBP.

         LFC disclaims any beneficial interest in any shares of Common Stock owned by JML or RBP. RBP disclaims any beneficial interest in any shares of Common Stock owned by LFC and JML, other than such beneficial interest in shares owned by LFC as arises out of RBP's service as an officer and director of LFC. JML and RAL disclaim any beneficial interest in any shares of Common Stock owned by RBP.

         The 2,135,364 shares of Common Stock that LFC owns, and as to which LFC has the sole power to direct the vote or disposition, represent approximately 12.2% of that class of securities. The 488,889 shares of Common Stock that LFC could acquire through the exercise of the Unit Warrants, and as to which LFC would expect to have the sole power to direct the vote or disposition, represent approximately 2.8% of that class of securities. The aggregate of 2,624,253 shares of Common Stock that LFC owns or has the right to acquire through exercise of the Unit Warrants represents approximately 15.0% of that class of securities. The 61,400 shares of Common Stock that JML owns, and as to which JML has the sole power to direct the vote or disposition, represent approximately 0.4% of that class of securities. The 468,825 shares of Common Stock that RBP owns, and as to which RBP has the sole power to direct the vote or disposition, represent approximately 2.8% of that class of securities. The 2,685,653 shares of Common Stock that LFC and JML in the aggregate own or have the right to acquire through exercise of Unit Warrants, and as to which either LFC or JML has or would expect to have the sole power to direct the vote or disposition, represent approximately 15.3% of that class of securities. The 3,093,078 shares of Common Stock that LFC and RBP in the aggregate own or have the right to acquire through exercise of Unit Warrants, and as to which either LFC or RBP has or would expect to have the sole power to direct the vote or disposition, represent approximately 17.6% of that class of securities. The 3,154,478 shares of Common Stock that LFC, JML and RBP in the aggregate own or have the right to acquire through exercise of Unit Warrants, and as to which LFC, JML or RBP has or would expect to have the sole power to direct the vote or disposition, represent approximately 18.0% of that class of securities. In each case, the calculation of the percentage of the class of Common Stock is based on 17,044,235 shares of Common Stock outstanding on February 5, 1999, as reported by the Corporation in its Quarterly Report on Form 10-Q for the quarter ended December 31, 1998.

         During the past sixty days, LFC, JML, RAL and RBP have not engaged in any transactions in Common Stock, other than LFC's receipt of 200,000 shares of Common Stock pursuant to Amendment No. 1.


6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         The Corporation entered into the Consulting Agreement and Amendment No. 1 with LFC in consideration for consulting services to be performed by LFC pursuant to the Consulting Agreement, as amended, from July 13, 1998 through January 1, 2000. In the Consulting Agreement and Amendment No. 1, the Corporation grants to LFC and RBP certain rights to have shares of Common Stock registered under the Securities Act of 1933, as amended. In the Consulting Agreement, as amended by Amendment No. 1, LFC agrees not to sell or transfer during the term of the Consulting Agreement, as amended, any shares of Common Stock that it received pursuant to the Consulting Agreement and Amendment No. 1, and RBP agrees not to sell or transfer during the term of the Consulting Agreement, as amended, any shares of Common Stock that he received pursuant to the Consulting Agreement while he remains an officer or director of LFC The Subscription Agreement also grants LFC certain rights to have shares of Common Stock registered under the Securities Act of 1933, as amended. In the Subscription Agreement, LFC agrees to enter into an agreement under which it will be prohibited from selling prior to January 1, 2000 any shares of Common Stock acquired pursuant to the Consulting Agreement, the Subscription Agreement or the Unit Warrants.

         Except for the Consulting Agreement, Amendment No. 1 and Subscription Agreement, there are no contracts, arrangements, understandings or relationships between the persons named in Item 2 above and any person with respect to any securities of the Corporation.

7.       MATERIAL TO BE FILED AS EXHIBITS.

         Exhibit A - Consulting Agreement, dated effective July 13, 1998, by and between the Corporation and LFC.

         Exhibit B - Agreement of LFC and RBP pursuant to Rule 13d-1(f).

         Exhibit C - Agreement among LFC, JML, RAL and RBP pursuant to Rule 13d-1(f).

         Exhibit D - Subscription Agreement between LFC and the Corporation executed November 15, 1998.

         Exhibit E - Amendment No. 1 to Consulting Agreement, dated as of November 19, 1998, by and between the Corporation and LFC.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  March 4, 1999                    LIVIAKIS FINANCIAL COMMUNICATIONS, INC.


                                          By  /S/JOHN M. LIVIAKIS
                                            -----------------------------------
                                                 John M. Liviakis, President


                                               /S/JOHN M. LIVIAKIS
                                          -------------------------------------
                                                  John M. Liviakis


                                               /S/RENEE A. LIVIAKIS
                                          -------------------------------------
                                                  Renee A. Liviakis


                                               /S/ROBERT B. PRAG
                                          -------------------------------------
                                                  Robert B. Prag

                                    EXHIBIT E

                     AMENDMENT NO. 1 TO CONSULTING AGREEMENT

         This Amendment No. 1 (this "Amendment") is entered into as of November 19, 1998, between DATA RACE, Inc., a Texas corporation (the "Company"); and Liviakis Financial Communications, Inc., a California corporation
("Consultant").

                                    RECITALS

         WHEREAS, the Company and Consultant are parties to that certain Consulting Agreement dated July 13, 1998 (the "Agreement"); and

         WHEREAS, the Company and Consultant desire to extend the term and modify certain provisions of the Agreement.

         NOW THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties to this Amendment agree as follows:

                                    AGREEMENT

1. Unless the context requires otherwise, capitalized terms used, but not defined herein, shall have the applicable meanings given to them in the Agreement.

2. The parties agree to amend the term of the Agreement, extending he expiration date of the Agreement to January 1, 2000 from March 15, 1999. As amended, Section 1 of the Agreement will read as follows:

         "1. TERM OF CONSULTANCY. Company hereby agrees to retain the Consultant to act in a consulting capacity to the Company, and the Consultant hereby agrees to provide services to the Company commencing immediately and ending on January 1, 2000. The Agreement may be terminated by the Company with a written notice of such desire to terminate the Agreement."

3. The Company agrees to issue and deliver to Consultant 200,000 shares (the "Extension Bonus") of the Company's common stock ("Common Stock"), provided that such issuance is contingent upon an increase in number of the Company's authorized shares of Common Stock at the special meeting of the Company's shareholders scheduled to be held on or about January 15, 1999.

4. The parties agree that, except as provided herein, the shares issued as the Extension Bonus are treated as shares issued as part of the "Commencement Bonus" for purposes of the Agreement. Without limiting the foregoing (i) the Company acknowledges that the Bonus Shares are a nonrefundable, non-apportionable, and non-ratable retainer and that such shares are not a prepayment for future services and (ii) the Consultant reaffirms the representations, warranties and covenants contained in
         Section 4.2 and 4.3 of the Agreement.

5. Company agrees that the shares issued as Additional Bonus will carry piggy-back registration rights whereby such shares will be included in the next resale registration statement filed under the Securities Act of 1933, as amended (the "Securities Act") after the issuance of the shares.

6. Notwithstanding Section 5 above, the Company agrees to file a resale registration statement covering the shares issued as Additional Bonus under the Securities Act no later than October 31, 1999.

7. Consultant agrees that it shall not sell or transfer any of the shares issued as the Commencement Bonus (including the Extension Bonus) during the term of the Agreement, as extended. Robert B. Prag ("Prag") also agrees that he will not sell or transfer any of the shares issued to him as a Commencement Bonus during the term of the Agreement, as extended, as long as he is an officer and/or director of the Consultant. Notwithstanding the preceding sentence, Prag may sell or transfer, subject to compliance with applicable securities laws, any of the shares issued to him as a Commencement Bonus beginning on, but not prior to, March 16, 1999, provided that he is no longer an officer or director of the Consultant at the time of such transfer or sale.

8. The Agreement, as modified by this Amendment, sets forth the entire understanding between the parties hereto concerning the subject matter contained herein and, except as specifically modified herein, all other provisions of the Agreement are hereby ratified and affirmed. Provisions of the Agreement may be amended or waived only by written instrument executed by the party against whom enforcement is sought. The parties agree to execute such additional documents and take such additional actions as may be reasonably necessary to give effect to the purposes and the intent of the Agreement, as modified by this Amendment.

9. This Amendment may be executed in one or more counterparts, any of which shall be deemed to be an original, all of which taken together shall constitute one and the same instrument.

         IN WITNESS WHEREOF, each party has duly executed this Amendment as of the date first written above.

           COMPANY                                         CONSULTANT

DATA RACE, INC.                               LIVIAKIS FINANCIAL COMMUNICATIONS,
                                              INC.

By:/s/GREGORY T. SKALLA                       By:/s/JOHN M. LIVIAKIS
   --------------------------------------        -------------------------------
   Gregory T. Skalla, Sr. Vice President-        John M. Liviakis
   Finance and Chief Financial Officer           President